				EXHIBIT 12.1
Computation of Ratios of Earnings to Fixed Charges
	Years ended December 31,
	2017	2016	2015	2014	2013
Excluding interest on deposits	3.96	3.91	2.19	2.21	2.41
Including interest on deposits	2.38	2.48	1.76	1.87	2.02
Note: The ratio of earnings to fixed charges is calculated by adding income before income taxes plus fixed charges and dividing that sum by fixed charges.
	Years ended December 31,
	2017	2016	2015	2014	2013
	(in thousands)
Income before income taxes	$252,738	$233,380	$126,895	$147,234	$178,940

Interest on deposits	$97,845	$77,562	$60,256	$47,553	$47,791
Borrowings and long-term debt	76,261	71,212	96,498	114,293	120,586
1/3 of net rental expense	9,238	9,052	10,582	7,082	6,631
Total fixed charges, including interest on deposits	$183,344	$157,826	$167,336	$168,928	$175,008
Total fixed charges, excluding interest on deposits	$85,499	$80,264	$107,080	$121,375	$127,217